Bioheart, Inc.
13794 NW 4th Street, Suite 212
Sunrise, Florida 33325
February 14, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bioheart, Inc. Post-Effective Amendment No. 5 to Registration Statement on Form S-1 File No. 333-140672 Request for Acceleration
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bioheart, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Post-Effective Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-140672) (the “Registration Statement”), so that it may become effective at 3:00 p.m. Eastern time February 14, 2008, or as soon thereafter as practicable.
The Registrant hereby acknowledges that:
     (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
     (iii) the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call David E. Wells of Hunton & Williams, LLP, counsel to the Registrant, at (305) 810-2591 with any questions regarding this matter.

Very truly yours, BIOHEART, INC.
By:	/s/ William M. Pinon
	Name:	William M. Pinon
	Title:	President and Chief Executive Officer